SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1
Standard form for notification of major holdings
NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings plc
2. Reason for the notification (please tick the appropriate box or boxes):
[ X] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv:
Name:EuroPacific Growth Fund ("EUPAC")		City and country of registered office (if applicable): Los Angeles, California, USA
4. Full name of shareholder(s)(if different from 3.)v:
5.Date on which the threshold was crossed or reachedvi: 21 September 2016
6.Date on which issuer notified: 22 September 2016
7. Threshold(s) that is/are crossed or reached: above 4% - Aggregate of voting rights from shares
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	0.0000% (see section 12)	0.0000% (see section 12)	0.0000% (see section 12)	1,254,248,074
Position of previous notification (if applicable)	0.0000% (see section 12)	0.0000% (see section 12)	0.0000% (see section 12)

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights ix		% of voting rights
	Direct	Indirect	Direct	Indirect
ADRs (US7835132033)	50,516,380		0.0000% (see section 12)

SUBTOTAL A	50,516,380		0.0000% (see section 12)

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdate x		Exercise/Conversion Period xi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL B.1

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi	Physical or cash settlement xii	Number of voting rights	% of voting rights

SUBTOTAL B.2

10. Information in relation to the person subject to the notification obligation

[X ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[ ] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

11. In case of proxy voting: [ name of the proxy holder] will cease to hold [% and number] voting rights as of [ date]

12. Additional informationxvi:
EUPAC is a mutual fund registered in the United States under the Investment Company Act of 1940.
EUPAC is the legal owner of 10,103,276 ADRs (4.028% of outstanding shares).

EUPAC has granted proxy voting authority to Capital Research and Management Company, its investment adviser.

EUPAC previously disclosed (as of 29 January 2016) a shareholding of 3.999% of outstanding shares.

Please note that the notification submitted on behalf of The Capital Group Companies, Inc. dated 7 September 2016 included EUPAC's holdings.

                     Done at Los Angeles, California on 23 September 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 23 September, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary